SOLOWIN HOLDINGS

1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

April 28, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis
John Spitz
Robert Arzonetti
Susan Block

Re:	Solowin Holdings
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted March 29, 2023
CIK No. 0001959224

Ladies and Gentlemen:

We hereby submit the responses of Solowin Holdings (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 14, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted on March 29, 2023. Concurrently with the submission of this letter, the Company is filing the revised Registration Statement on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Draft Registration Statement on Form F-1 filed March 29, 2023

Prospectus Cover Page, page i

1.	We note your response to comment 1 and reissue in part. Please revise here, and in the prospectus summary and risk factors, to clarify that the legal and operational risks associated with operations in China may also apply to your operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to you in the future.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures accordingly.

Commonly Used Defined Terms, page ii

2.	We note your response to comment 2 and reissue. We further note that (i) this document continues to contain references to “we,” “us,” “our,” "the Company" and “our company” throughout and (ii) your disclosure on page i indicates that terms such as “we,” “us,” “our”, "the Company" and “our company” may refer to Solowin Holdings and its subsidiary, Solomon JZ, as a whole or may refer to just Solomon JZ, where disclosures pertain to business operations. Please refrain from using terms such as “we,” “us,” “our,” “our company,” and “our business” when describing activities or functions of the operating subsidiary. Please revise disclosures throughout the document as necessary to provide distinct references for the holding company, subsidiary, and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on the Prospectus Cover Page and made conforming revisions throughout the document to provide distinct references for the holding company and the subsidiary.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (852)3428-3893 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

SOLOWIN HOLDINGS

By:	/s/ Shing Tak Tam
Name:	Shing Tak Tam
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC
Michael J. Blankenship, Esq., Winston & Strawn LLP